EXHIBIT 12.1
EURONET WORLDWIDE, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
(dollar amounts in thousands)	2010	2009	2010	2009
Pretax income from continuing operations before adjustment for income from unconsolidated subsidiaries	$28,085	$26,204	$39,575	$40,866
Add:
Fixed charges	6,278	7,404	18,495	23,633
Dividends received	—	—	—	474

Adjusted pretax income	$34,363	$33,608	$58,070	$64,973

Fixed charges:
Interest expense	$5,074	$6,042	$15,059	$19,762
Estimate of interest within rental expense	1,204	1,362	3,436	3,871

Total fixed charges	$6,278	$7,404	$18,495	$23,633

Ratio of earnings to fixed charges	5.5	4.5	3.1	2.7